Exhibit 99.1

UTIME LIMITED
CONSOLIDATED BALANCE SHEETS
(Amounts in thousands, except share data and per share data, or otherwise noted)

(Unaudited)

	As of March 31,	As of September 30,
	2024	2024
Assets	RMB	RMB	USD
Current assets
Cash and cash equivalents	76,675	105,345	15,012
Restricted cash	500	500	71
Accounts receivable, net	30,240	35,258	5,024
Prepaid expenses and other current assets, net	457,654	477,039	67,978
Amount due from related parties	553	547	78
Inventories	11,026	12,570	1,791
Assets related to discontinued operation	1,438	-	-
Total current assets	578,086	631,259	89,954
Non-current assets			-
Property and equipment, net	54,188	50,996	7,267
Operating lease right-of-use assets, net	9,781	8,058	1,148
Finance lease right-of-use assets, net	6,460	6,217	886
Intangible assets, net	662	647	92
Deferred loss on sale-leaseback	767	688	98
Non-current assets related to discontinued operation	3	-	-
Total non-current assets	71,861	66,606	9,491
Total assets	649,947	697,865	99,445

Liabilities and shareholder’s equity
Current liabilities
Accounts payable	106,092	129,624	18,471
Short-term borrowings	56,949	58,997	8,407
Current portion of government grants	1,812	1,812	258
Amount due to related parties	35,244	35,182	5,013
Lease liability	6,824	7,122	1,015
Other payables and accrued liabilities	63,951	75,610	10,774
Income tax payables	18	(41)	(6)
Current liabilities related to discontinued operation	1,929	-	-
Total current liabilities	272,819	308,306	43,932
Non-current liabilities
Government grants	4,342	3,434	490
Deferred tax liability	125	125	18
Lease liability - non-current	10,054	6,415	914
Total non-current liabilities	14,521	9,974	1,422
Total liabilities (including amounts of the consolidated VIEs without recourse to the Company of RMB230,819 and RMB272,954 as of March 31, 2024 and September 30, 2024, respectively)	287,340	318,280	45,354
Commitments and contingencies

Shareholder’s equity
- Preference share, par value US$0.0001; Authorized:10,000,000 shares; none issued and outstanding as of March 31, 2024 and September 30, 2024	-	-	-
Ordinary shares, par value US$0.0001; Authorized: 990,000,000 shares; Issued and outstanding: 392,113,953 shares as of March 31, 2024 and 13,567,793 shares as of September 30, 2024	12	18	3
Additional paid-in capital	573,881	716,939	102,163
Accumulated deficit	(208,828)	(336,145)	(47,900)
Accumulated other comprehensive income	2,733	3,964	565
Total UTime Limited shareholder’s equity	367,798	384,776	54,831
Non-controlling interests	(5,191)	(5,191)	(740)
Total shareholders’ equity	362,607	379,585	54,091
Total liabilities and shareholders’ equity	649,947	697,865	99,445

The accompanying notes are an integral part of these consolidated financial statements.

UTIME LIMITED
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(Amounts in thousands, except share data and per share data, or otherwise noted)

(Unaudited)

		Six months ended September 30,
	Note	2023	2024
		RMB	RMB	USD

Revenue	17	83,926	138,405	19,722
Cost of sales		79,980	132,417	18,869
Gross profit		3,946	5,988	853
Operating expenses:
Selling expenses		3,393	5,245	747
General and administrative expenses		15,811	128,605	18,327
Other expenses (income), net	13	(5,458)	(2,295)	(327)
Total operating expenses		13,746	131,555	18,747
Loss from operations		(9,800)	(125,567)	(17,894)
Interest expenses		1,960	1,809	258
Loss before income taxes		(11,760)	(127,376)	(18,152)
Income tax expense/(benefits)		(85)	(59)	(8)
Loss from discontinued operation		91	-	-
Net loss		(11,766)	(127,317)	(18,144)
Less: Net loss attributable to non-controlling interests		(1,280)	-	-
Net loss attributable to UTime Limited		(10,486)	(127,317)	(18,144)

Comprehensive loss
Net loss		(11,766)	(127,317)	(18,144)
Foreign currency translation adjustment		343	1,231	180
Total comprehensive loss		(11,423)	(126,086)	(17,964)
Less: Comprehensive loss attributable to non-controlling interest		(1,280)	-	-
Comprehensive loss attributable to UTime Limited		(10,143)	(126,086)	(17,964)

Loss per share attributable to UTime Limited
Continuing operations		(0.76)	(7.69)	(1.10)
Discontinued operation		(0.01)	-	-

Weighted average ordinary shares outstanding
Basic and diluted		13,567,793	16,550,762	16,550,762

The accompanying notes are an integral part of these consolidated financial statements.

UTIME LIMITED
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(Amounts in thousands, except share data, or otherwise noted)

(Unaudited)

	Equity attributable to UTime Limited
	Ordinary shares		Additional	Retained Earnings	Accumulated Other	Non-	Total
	Number of Shares	Amount	Paid-in Capital	(Accumulated Deficit)	Comprehensive Income (Loss)	Controlling Interests	Shareholders’ Equity
		RMB	RMB	RMB	RMB	RMB	RMB
Balance as of April 1, 2023	542,712	1	216,512	(175,893)	3,469	(3,357)	40,732
Net loss	-	-	-	(10,486)	-	(1,280)	(11,766)
Foreign currency translation difference	-	-	-	-	343	(258)	85
Balance as of September 30, 2023	542,712	1	216,512	(186,379)	3,812	(4,895)	29,051

Balance as of April 1, 2024	15,684,558	12	573,881	(208,828)	2,733	(5,191)	362,607

Issuance of ordinary shares	7,802,894	5	35,083	-	-	-	35,088
Issuance of shares to officers	2,352,684	1	107,975	-	-	-	107,976

Net loss				(127,317)			(127,317)
Foreign currency translation difference					1,231		1,231
Balance as of September 30, 2024	25,840,136	18	716,939	(336,145)	3,964	(5,191)	379,585

The accompanying notes are an integral part of these consolidated financial statements.

UTIME LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in thousands or otherwise noted)

(Unaudited)

	Six months ended September 30,
	2023	2024
	RMB	RMB	USD
Cash flows from operating activities:
Net Loss (excluding discontinued operation)	(11,675)	(127,317)	(18,144)
Loss of discontinued operation	(91)
Adjustments to reconcile net income (loss) from operations to net cash used by operating activities
Depreciation and amortization	3,237	2,973	424
Share-based compensation and expenses		107,975	15,386
Deferred tax	(85)	-	-
Net changes in operating assets and liabilities:
Accounts receivable	12,179	(4,940)	(704)
Prepaid expenses and other current assets	(3,671)	(18,025)	(2,569)
Inventories	2,566	(1,545)	(220)
Accounts payable	(27,321)	22,017	3,137
Other payables and accrued liabilities	6,817	11,479	1,636
Related parties	5,485	6	1
Government grants	(302)	(906)	(129)
Income taxes payable	-	(59)	(8)
Other non-current assets	(222)	-	-
Net cash used in operating activities	(13,083)	(8,342)	(1,190)

Financing activities:
Proceeds from short-term borrowings	5,000	8,000	1,140
Proceeds from issuance of ordinary shares	-	35,088	5,000
Loan received from a shareholder	30,728	-	-
Repayment of loan from a shareholder	(4,100)	-	-
Repayment of short-term borrowings	(11,505)	(5,952)	(848)
Repayments of long-term borrowings	(540)	-	-
Net cash provided by financing activities	19,583	37,136	5,292

Effect of exchange rate changes on cash and cash equivalent and restricted cash	1,527	(128)	(16)
Net increase in cash and cash equivalent and restricted cash	8,027	28,666	4,086
Cash and cash equivalents and restricted cash at beginning of period	72,434	77,179	10,997
Cash and cash equivalents and restricted cash at end of period	80,461	105,845	15,083

UTIME LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)
(Amounts in thousands or otherwise noted)

	Six months ended September 30,
	2023	2024
	RMB	RMB	USD
Supplemental disclosures of cash flow information:
Income taxes paid (refunded)	-	-	-
Interest paid	2,464	-	-

	As of September 30,
	2023	2024
	RMB	RMB	USD
Reconciliation of cash, cash equivalents and restricted cash in unaudited condensed consolidated statements of cash flows
Restricted cash	500	500	71
Cash and cash equivalents	79,961	105,345	15,012
Cash, cash equivalents and restricted cash	80,461	105,845	15,083

The accompanying notes are an integral part of these consolidated financial statements.

UTIME LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share data and per share data, or otherwise noted)

NOTE 1 — ORGANIZATION AND PRINCIPAL ACTIVITIES

UTime Limited was incorporated as an exempted company with limited liability under the laws of the Cayman Islands on October 9, 2018. UTime Limited does not conduct any substantive operations on its own but instead conducts its business operations through its subsidiaries, variable interest entity (“VIE”) and subsidiaries of the VIE. UTime Limited, its subsidiaries, VIE and subsidiaries of the VIE (together, the “Company”) is primarily engaged in the operation of designing, manufacturing and marketing mobile communication devices, and selling a variety of related accessories.

(a) History and Reorganization

The Company commenced its operations in June 2008 through United Time Technology Co., Ltd. (“UTime SZ” or “VIE”), a People’s Republic of China (the “PRC” or “China”) company established by Mr. Minfei Bao (“Mr. Bao”), Mr. Junlin Zhou (“Mr. Zhou”) and Mr. Bo Tang (“Mr. Tang”). As of March 31, 2017, Mr. Bao, Mr. Zhou and Mr. Tang held 52%, 28% and 20% equity interests of UTime SZ, respectively. In February 2018, Mr. Bao acquired 28% and 20% equity interests of UTime SZ from Mr. Zhou and Mr. Tang, respectively, with the total consideration of RMB9.6 million in cash through his private fund. As of the acquisition date, such non-controlling interests amounted to RMB17.2 million and were transferred to equity attributable to UTime Limited, of which RMB1.0 million relating to foreign currency translation was transferred to the accumulated other comprehensive income, and remaining balance of RMB16.2 million was transferred to additional paid-in capital. After the acquisition, Mr. Bao became the sole shareholder of UTime SZ. Prior to the reorganization, UTime SZ’s equity interests were held by Mr. Bao.

For the purpose of an initial public offering in the United States (“IPO”), the following transactions were undertaken to reorganize the legal structure (the “Reorganization”) of the Company. In October 2018, UTime Limited was incorporated in the Cayman Islands. In November and December 2018, UTime International Limited (“UTime HK”) was incorporated in Hong Kong and Shenzhen UTime Technology Consulting Co., Ltd. (“UTime WFOE”) was incorporated in China, respectively.

In March 2019, UTime WFOE entered into a series of contractual agreements with VIE and Mr. Bao, which were further amended and restated in August and September 2019, respectively, and were entered into among UTime WFOE, VIE, Mr. Bao and Mr. Min He (“Mr. He”). Pursuant to these agreements as detailed in note 1(b), the Company believes that these contractual arrangements would enable the Company to (1) have power to direct the activities that most significantly affect the economic performance of the VIE and its subsidiaries, and (2) receive the economic benefits of the VIE and its subsidiaries that could be significant to the VIE and its subsidiaries. Accordingly, the Company is considered the primary beneficiary of the VIE and is able to consolidate the VIE and its subsidiaries.

Do Mobile India Private Ltd. (“Do Mobile”) was incorporated on October 24, 2016 in New Delhi, India. It is an operating entity that sells cell phone products and provides after-sale services for the Company’s own in-house brand products in India. Prior to the reorganization, the majority of Do Mobile’s equity interests were held by Mr. Bao through an entrust agreement with Mr. Wukai Song through a holding company, Bridgetime Limited (“Bridgetime”). Bridgetime was incorporated on September 5, 2016 in British Virgin Island (“BVI”) under the laws of BVI, with Mr. Wukai Song owning 70% through an entrust agreement between him and Mr. Bao, and Mr. Yunchuan Li owning 30% of equity interest.

On March 5, 2018, Bridgetime issued 100,000 shares to Mr. Wukai Song, changing shareholders’ structure to Mr. Wukai Song owning 90% equity interest, which are controlled by Mr. Bao through an entrust agreement between Mr. Bao and Mr. Wukai Song, and Mr. Yunchuan Li owning 10% of equity interest. On December 5, 2018, Bridgetime approved a board resolution that appointed and registered Mr. Yihuang Chen as a new director. On March 11, 2019, Bridgetime approved a board resolution that transferred 1 share of Do Mobile to Mr. Yihuang Chen and made him nominal shareholder of Do Mobile, removed Mr. Yunchuan Li as the director of Bridgetime and authorized representative of Do Mobile, and appointed Mr. Wukai Song as the authorized representative of Do Mobile. On April 4, 2019, Bridgetime approved a board resolution that forfeited 15,000 shares held by Mr. Yunchuan Li, cancelled those shares accordingly and amended Bridgetime’s memorandum of association that changed authorized shares from 150,000 to 135,000 at a par value of US$1.00 which was accounted as a cancellation of non-controlling interest in the consolidated statements of shareholders’ equity.

UTIME LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share data and per share data, or otherwise noted)

NOTE 1 — ORGANIZATION AND PRINCIPAL ACTIVITIES (cont.)

After this, Mr. WuKai Song owned 100% of equity interest of Bridgetime, which are controlled by Mr. Bao through an entrust agreement between Mr. Bao and Mr. Wukai Song. On May 23, 2019, Bridgetime approved a board resolution that transferred 135,000 ordinary shares owning by Mr. Wukai Song to UTime Limited. Since inception, Bridgetime has only made nominal investments into Do Mobile and no substantial business operations have occurred.

On May 20, 2019, the Company approved a board resolution that agreed to transfer 12,000,000 ordinary shares being owned by Mr. Bao to Grandsky Phoenix Limited, a company that was established under the laws of the BVI and 100% owned by Mr. Bao.

As all the entities involved in the process of the Reorganization are under common control before and after the Reorganization, the Reorganization is accounted for in a manner similar to a pooling-of-interest with the assets and liabilities of the parties to the Reorganization carried over at their historical amounts.

On June 3, 2019, the Company entered into a share subscription agreement with HMercury Capital Limited, a company that was incorporated under the laws of the BVI and controlled by Mr. He. HMercury Capital Limited purchased an aggregation of 377,514 ordinary shares. On the same day, the Company approved a board resolution for issuance of 377,514 ordinary shares at par value US$0.0001 to HMercury Capital Limited based on the share subscription agreement. As a result, Grandsky Phoenix Limited and HMercury Capital Limited own 96.95% and 3.05% of equity interest of the Company.

On April 29, 2020, the Company approved a board resolution, which became effective immediately, that agreed to repurchase 7,620,000 and 239,721 ordinary shares, which were subsequently cancelled, at par value (the “Repurchased Shares”) from Grandsky Phoenix Limited and HMercury Capital Limited, respectively, in accordance with their respective share percentages based on the share repurchase agreement that the Company entered into with Grandsky Phoenix Limited and HMercury Capital Limited on April 29, 2020. On August 13, 2020, the Company approved a board resolution and signed capital contribution letter with Grandsky Phoenix Limited and HMercury Capital Limited, respectively. Based on the capital contribution letter, each shareholder opted not to receive the consideration for the Repurchased Shares and made a pure capital contribution in the sum of the purchase price in favor of the Company without the issue of additional shares of the Company. Before and after the repurchase of ordinary shares, Mr. Bao, through Grandsky Phoenix Limited, and Mr. He, through HMercury Capital Limited, own 96.95% and 3.05% of our issued and outstanding ordinary shares, respectively. The Company considers this repurchase of ordinary shares was part of the Company’s recapitalization to result in 4,517,793 ordinary shares issued and outstanding prior to completion of its IPO. The Company believes it is appropriate to reflect these nominal share repurchases to result in 4,517,793 ordinary shares being issued and outstanding or reduction of 63.5% of total ordinary shares being issued and outstanding after the repurchase of ordinary shares similar to 0.365-for-1 reverse stock split.

As of September 30, 2024, details of the subsidiaries and VIE of the Company are set out below:

Name	Date of Incorporation	Place of Incorporation	Percentage of Beneficial Ownership	Principal Activities
Subsidiaries
UTime HK	November 1, 2018	Hong Kong	100%	Investment Holding
UTime WFOE	December 18, 2018	China	100%	Investment Holding
Bridgetime	September 5, 2016	British Virgin Island	100%	Investment Holding
Do Mobile	October 24, 2016	India	99.99%	Sales of in-house brand products in India

UTIME LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share data and per share data, or otherwise noted)

NOTE 1 — ORGANIZATION AND PRINCIPAL ACTIVITIES (cont.)

Name	Date of Incorporation	Place of Incorporation	Percentage of Beneficial Ownership	Principal Activities
VIE
UTime SZ	June 12, 2008	China	100%	Research and development of products, and sales
Subsidiaries of the VIE
Guizhou United Time Technology Co., Ltd. (“UTime GZ”)	September 23, 2016	China	VIE’s subsidiary	Manufacturing
UTime Technology (HK) Company Limited (“UTime Trading”)	June 25, 2015	Hong Kong	VIE’s subsidiary	Trading
UTime India Private Limited (“UTime India”)	February 7, 2019	India	UTime Trading’s subsidiary	Trading
Guangxi UTime Technology Co., Ltd. (“UTime Guangxi”)	November 1, 2021	China	UTime Trading’s subsidiary	Manufacturing
Gesoper S De R.L. De C.V. (“Gesoper”)	October 21, 2020	Mexico	UTime Trading’s subsidiary	Trading
Firts Communications And Technologies De Mexico S.A. De C.V. (“Firts”)	November 12, 2021	Mexico	Gesoper’s subsidiary	Trading

(b) VIE Arrangements between the VIE and the Company’s PRC subsidiary

The Company conducts substantial majority of business in the PRC through a series of contractual arrangements with the VIE and its subsidiaries. The VIE and subsidiaries of the VIE hold the requisite licenses and permits necessary to conduct the Company’s business. In addition, the VIE and subsidiaries of the VIE hold the assets necessary to operate the Company’s business and generate substantial majority of the Company’s revenues.

Our contractual arrangements with the VIE and its respective shareholders allow us to (i) determine the most significant economic activities of the VIE; (ii) receive substantially all of the economic benefits of the VIE; and (iii) have an exclusive option to purchase all or part of the equity interest in and/or assets of the VIE when and to the extent permitted by PRC laws. As a result of our direct ownership in UTime WFOE and the contractual arrangements with the VIE, we are regarded as the primary beneficiary of the VIE, and we treat the VIE and its subsidiaries as our consolidated affiliated entities under generally accepted accounting principles in the United States of America (“US GAAP”). We have consolidated the financial results of the VIE and its subsidiaries in our consolidated financial statements in accordance with US GAAP.

The following is a summary of the contractual arrangements by and among UTime WFOE, the VIE and the shareholders of the VIE and their spouses, as applicable.

Exclusive Technical Consultation and Service Agreement. Pursuant to the exclusive technical consultation and service agreement entered into between UTime WFOE and the VIE, dated on March 19, 2019, UTime WFOE has the exclusive right to provide or designate any entity to provide the VIE business support, technical and consulting services. The VIE agrees to pay UTime WFOE (i) the service fees equal to the sum of 100% of the net income of the VIE of that year or such other amount otherwise agreed by UTime WFOE and the VIE; and (ii) service fee otherwise confirmed by UTime WFOE and the VIE for specific technical services and consulting services provided by UTime WFOE in accordance with the VIE’s requirement from time to time. The exclusive consultation and service agreement will continue to be valid unless the written agreement is signed by all parties to terminate it or a mandatory termination is requested in accordance with applicable PRC laws and regulations.

UTIME LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share data and per share data, or otherwise noted)

NOTE 1 — ORGANIZATION AND PRINCIPAL ACTIVITIES (cont.)

Equity Pledge Agreement. Pursuant to the equity pledge agreement dated March 19, 2019 and amended on September 4, 2019 among UTime WFOE, the VIE and the shareholders of the VIE, the shareholders of the VIE agree to pledge their 100% equity interests in the VIE to UTime WFOE to secure the performance of the VIE’s obligations under the existing exclusive call option agreement, power of attorney, exclusive technical consultation and service agreement, business operation agreement and also the equity pledge agreement. If events of default defined therein occur, upon giving written notice to the shareholders, UTime WFOE may exercise the right to enforce the pledge to the extent permitted by PRC laws.

Exclusive Call Option Agreements. Pursuant to the exclusive call option agreement dated March 19, 2019 and amended on September 4, 2019 among UTime WFOE, the VIE and the shareholders of the VIE, each of the shareholders has irrevocably granted UTime WFOE an exclusive option to purchase all or part of its equity interests in the VIE, and the VIE has irrevocably granted UTime WFOE an exclusive option to purchase all or part of its assets. With regard to the equity transfer option, the total transfer price to be paid by UTime WFOE or any other entity or individual designated by UTime WFOE for exercising such option shall be the capital contribution mirrored by the corresponding transferred equity in the registered capital of the VIE. But if the lowest price permitted by the then-effective PRC Law is lower than the above capital contribution, the transfer price shall be the lowest price permitted by the PRC Law. With regard to the asset purchase option, the transfer price to be paid by UTime WFOE or any other entity or individual designated by UTime WFOE for exercising such option shall be the lowest price permitted by the then-effective PRC Law.

Power of Attorney. Pursuant to a series of powers of attorney dated March 19, 2019 and amended on September 4, 2019 issued by each shareholder of the VIE, each shareholder of the VIE irrevocably authorizes UTime WFOE or any natural person duly appointed by UTime WFOE to exercise on the behalf of such shareholders with respect to all matters concerning the shareholding of such shareholders in the VIE, including without limitation, attending shareholders’ meetings of the VIE, exercising all the shareholders’ rights and shareholders’ voting rights, and designating and appointing the legal representative, the chairperson, directors, supervisors, the chief executive officer and any other senior management of the VIE.

Business Operation Agreement. Pursuant to the business operation agreement dated March 19, 2019 and amended on September 4, 2019 among UTime WFOE, the VIE and the shareholders of the VIE, the shareholders of the VIE hereby acknowledge, agree and jointly and severally warrant that without the prior written consent of UTime WFOE or any party designated by UTime WFOE, the VIE shall not engage in any transaction which may have a material or adverse effect on any of its assets, businesses, employees, obligations, rights or operations (except for those occurring in the due course of business or in day-to-day business operations, or those already disclosed to UTime WFOE and with the explicit prior written consent of UTime WFOE). In addition, the VIE and its shareholders hereby jointly agree to accept and strictly implement any proposal made by UTime WFOE from time to time regarding the employment and removal of the VIE’s employees, its day-to-day business management and the financial management system of the VIE.

Spouse Consent Letter. Pursuant to a series of spousal consent letters dated March 19, 2019 and amended on September 4, 2019, executed by the spouses of the shareholders of the VIE, Mr. Bao and Mr. He, the signing spouses confirmed and agreed that the equity interests of the VIE are the own property of their spouses and shall not constitute the community property of the couples. The spouses also irrevocably waived any potential right or interest that may be granted by operation of applicable law in connection with the equity interests of the VIE held by their spouses.

UTIME LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share data and per share data, or otherwise noted)

NOTE 1 — ORGANIZATION AND PRINCIPAL ACTIVITIES (cont.)

Risks in relation to VIE structure

The Company believes that the contractual arrangements with its VIEs and their respective shareholders are in compliance with PRC laws and regulations and are legally enforceable. However, uncertainties in the PRC legal system could limit the Company’s ability to enforce the contractual arrangements. If we or the VIE are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures, including:

●	revoke the business and operating licenses of the Company’s PRC subsidiary and VIE;

●	discontinue or restrict the operations of any related-party transactions between the Company’s PRC subsidiary and VIE;

●	limit the Company’s business expansion in China by way of entering into contractual arrangements;

●	imposing fines, confiscating the income from the Company’s PRC subsidiary or the VIE, or imposing other requirements with which we or the VIE may not be able to comply;

●	requiring us to restructure our ownership structure or operations, including terminating the contractual arrangements with the VIE and deregistering the equity pledges of the VIE, which in turn would affect our ability to consolidate, derive economic interests from, or determine the most significant economic activities of the VIE; or

●	restricting or prohibiting our use of the proceeds of its IPO to finance our business and operations in China.

The Company’s ability to conduct its business may be negatively affected if the PRC government were to carry out any of the aforementioned actions. As a result, the Company may not be able to consolidate its VIE in its consolidated financial statements as it may lose the ability to determine the most significant economic activities of the VIE and it may lose the ability to receive economic benefits from the VIE. The Company, however, does not believe such actions would result in the liquidation or dissolution of the Company, its PRC subsidiary or VIE.

Mr. Bao and Mr. He hold 96.95% and 3.05% equity interest in the VIE, respectively. The shareholders of the VIE may have potential conflicts of interest with us. The shareholders may breach, or cause the VIE to breach, or refuse to renew, the existing contractual arrangements we have with them and the VIE, which would have a material and adverse effect on our ability to determine the most significant economic activities of the VIE and receive economic benefits from it. For example, the shareholders may be able to cause our agreements with the VIE to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise the shareholders will act in the best interests of our company or such conflicts will be resolved in our favor. Currently, we do not have any arrangements to address potential conflicts of interest between the shareholders and our company. If we cannot resolve any conflict of interest or dispute between us and the shareholders, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

UTIME LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share data and per share data, or otherwise noted)

NOTE 1 — ORGANIZATION AND PRINCIPAL ACTIVITIES (cont.)

The Company has aggregated the financial information of the VIE and subsidiaries of the VIE in the table below. The aggregate carrying value of assets and liabilities of VIE and its subsidiaries (after elimination of intercompany transactions and balances) in the Company’s consolidated balance sheets as of March 31, 2024 and September 30, 2024 are as follows:

	As of	As of
	March 31,	September 30,
	2024	2024
	RMB	RMB
Assets
Current assets
Cash and cash equivalents	2,704	232
Restricted cash	500	500
Accounts receivable, net	30,240	35,258
Prepaid expenses and other current assets, net	81,729	104,109
Due from related parties	553	547
Inventories	11,026	12,570
Current assets related to discontinued operations	1,438	-
Total current assets	128,190	153,216
Non-current assets
Property and equipment, net	54,188	50,996
Operating lease right-of-use assets, net	9,781	8,058
Finance lease right-of-use assets, net	6,460	6,217
Intangible assets, net	662	647
Deferred loss on sale-leaseback	767	687
Other non-current assets	153	-
Non-current assets related to discontinued operations	3	-
Total non-current assets	72,014	66,605
Total assets	200,204	219,821

Liabilities
Current liabilities
Accounts payable	106,092	129,624
Short-term borrowings	56,949	58,997
Current portion of government grants	1,812	1,812
Due to related parties	11,516	11,712
Lease liability	6,824	7,122
Other payables and accrued liabilities	31,157	53,751
Income tax payables	18	(41)
Current liabilities related to discontinued operations	1,929	-
Total current liabilities	216,297	262,977
Non-current liabilities
Long-term borrowings
Government grants	4,342	3,436
Deferred tax liability	125	125
Lease liability - non-current	10,054	6,417
Total non-current liabilities	14,521	9,978

Total liabilities	230,818	272,955

UTIME LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share data and per share data, or otherwise noted)

NOTE 1 — ORGANIZATION AND PRINCIPAL ACTIVITIES (cont.)

The table sets forth the revenue, net loss and cash flows of the VIE and subsidiaries of VIE in the table below.

	Six months ended September 30,
	2023	2024
	RMB	RMB
Revenue	83,926	138,405
Net loss	(9,947)	(13,637)
Net cash used in operating activities	4,806	(4,520)
Net cash provided by financing activities	(1,945)	2,048

(c) Initial Public Offering

On April 8, 2021, the Company completed its IPO on Nasdaq Capital Market. In the offering, 3,750,000 of the Company’s ordinary shares were issued and sold to the public at a price of US$4 per share for gross proceeds of US$15 million. The Company recorded net proceeds (after deducting underwriting discounts and commissions and other offering fees and expenses) of approximately $13.9 million (approximately RMB88.2 million) from the offering.

(d) Asset Acquisitions

On December 17, 2021, the Company, through UTime Trading, acquired a 51% of the controlling equity interest of Gesoper. Subsequently, on January 17, 2023, Gesoper acquired 85% economic equity interest in Firts, which were determined to be variable interest entities of which the Company is considered the primary beneficiary.

(e) Termination of operation in India and Discontinued operation in Mexico

The Company terminated operations in India, where in-house brand products were produced, and ceased operations in Mexico for the year ended March 31, 2024. Due to an overall change of business environment in India and Mexico, the Company decided to make a strategic change. A loss on disposal of net assets related to operations in India was recorded in the consolidated financial statements. Assets, liabilities and expenses of Mexico are disclosed as assets, liabilities and loss of discontinued operations in the consolidated financial statements.

UTIME LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share data and per share data, or otherwise noted)

NOTE 2 — GOING CONCERN

The Company’s financial statements is prepared using generally accepted accounting principles in the United States of America applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. The Company has suffered recurring losses from operations that raise substantial doubt about its ability to continue as a going concern.

As of September 30, 2024, the Company had current assets of RMB631.3 million (US$90.0 million) and current liabilities of RMB308.3 million (US$43.9 million), resulting in a working capital of approximately RMB323.0 million (US$46.1 million). As of March 31, 2024, the Company had current assets of RMB578.1 million and current liabilities of RMB272.8 million, resulting in a working capital of approximately RMB305.3 million.

The Company had accumulated deficit of RMB208.8 million and RMB336.1 million (US$47.9 million) as of March 31, 2024 and September 30, 2024, respectively. For the six months ended September 30 2024, the Company incurred a net loss of RMB127.3 million (US$18.1 million).

The Company continues to focus on improving operational efficiency and cost reductions, developing core cash-generating business and enhancing efficiency. The Company expects that the existing and future cash generated from operation will be sufficient to fund the future operating expenses and capital expenditure requirements. In addition, the Company is also working on raising additional funding to finance the operations as well as business expansion.

The consolidated financials have been prepared assuming that the Company will continue as a going concern and, accordingly financial statements do not include any adjustments related to the recoverability and classification of assets or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

UTIME LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share data and per share data, or otherwise noted)

NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”).

Principles of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries, VIE and VIE’s subsidiaries for which the Company is the primary beneficiary. All significant inter-company balances and transactions between the Company, its subsidiaries, VIE and VIE’s subsidiaries are eliminated.

Use of estimates

The preparation of the consolidated financial statements in conformity with US GAAP requires management of the Company to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Management evaluates these estimates and assumptions on a regular basis. Significant accounting estimates reflected in the Company’s consolidated financial statements include but are not limited to estimates and judgments applied in the allowance for receivables, write down of other assets, estimated useful lives of property and equipment, impairment on inventory, sales return, product warranties, the valuation allowance for deferred tax assets and income tax and provision for employee benefits. Actual results could differ from those estimates and judgments.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, bank deposits and short-term, highly liquid investments with original maturities of three months or less at the date of purchase, that are readily convertible to known amounts of cash and have insignificant risk of changes in value related to changes in interest rates.

Restricted cash

Restricted cash consisted of collateral representing cash deposits for long-term borrowings.

UTIME LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share data and per share data, or otherwise noted)

NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Accounts receivable, net

Accounts receivable and other receivables are reflected in the Company’s consolidated balance sheets at their estimated collectible amounts. A substantial majority of its accounts receivable are derived from sales to well-known technological clients. The Company follows the allowance method of recognizing uncollectible accounts receivable and other receivables, pursuant to which the Company regularly assesses its ability to collect outstanding customer invoices and make estimates of the collectability of accounts receivable and other receivables. The Company provides an allowance for doubtful accounts when it determines that the collection of an outstanding customer receivable is not probable. The allowance for doubtful accounts is reviewed on a timely basis to assess the adequacy of the allowance. The Company takes into consideration (a) historical bad debts experience, (b) any circumstances of which it is aware of a customer’s or debtor’s inability to meet its financial obligations, (c) changes in its customer or debtor payment history, and (d) its judgments as to prevailing economic conditions in the industry and the impact of those conditions on its customers and debtors. If circumstances change, such that the financial conditions of its customers or debtors are adversely affected and they are unable to meet their financial obligations to the Company, it may need to record additional allowances, which would result in a reduction of its net income.

Concentration of credit risk and major customers

Assets that potentially subject the Company to significant concentration of credit risk primarily consist of cash and cash equivalents, restricted cash, accounts receivable and other current assets. The maximum exposure of such assets to credit risk is their carrying amounts as at the balance sheet dates. As of March 31, 2024 and September 30, 2024, the aggregate amounts of cash and cash equivalents, and restricted cash are RMB77.1 million and RMB105.8 million respectively.

To limit exposure to credit risk relating to deposits, the Company primarily place cash deposits with large financial institutions in PRC. The Company conducts credit evaluations of its customers, and generally does not require collateral or other security from them. The Company establishes an accounting policy for allowance for doubtful accounts on the individual customer’s financial condition, credit history, and the current economic conditions. As of March 31, 2024 and September 30, 2024, the Company recorded RMB0.3 million of allowances for accounts receivable.

Major customers and accounts receivable — During the six months ended September 30, 2023, the Company had four customers that accounted over 10% of revenues, and revenue from the customers amounted to RMB17.3 million, RMB16.1 million, 10.2 million and RMB8.4  million, respectively, relate to Feature phone/Smart phone segment. During the six months ended September 30, 2024, the Company had two customers that accounted over 10% of revenues, and revenue from the customers amounted to RMB41.69 million relate to notebook computer segment.

Major suppliers —During the six months ended September 30, 2023, the Company had two suppliers accounting over 10% of total purchases and processing fees. During the six months ended September 30, 2024, the Company had one supplier accounting over 10% of total purchases and processing fees.

Inventories

Inventories of the Company consist of raw materials, finished goods and work in process. Inventories are stated at lower of cost or net realizable value with cost being determined on the weighted average method. Elements of cost in inventories include raw materials, direct labor costs, other direct costs, consignment manufacturing cost and manufacturing overhead. The Company assesses the valuation of inventory and periodically writes down the value for estimated excess and obsolete inventory based upon the product life-cycle.

UTIME LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share data and per share data, or otherwise noted)

NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and impairment, if any. Cost represents the purchase price of the asset and other costs incurred to bring the asset into its existing use. Maintenance and repairs are charged to expenses as incurred. Depreciation of property and equipment are provided using the straight-line method over their estimated useful lives as follows:

Useful life
Office real estate	48 years
Furniture and equipment	3 – 6 years
Production and other machineries	5 – 10 years

Upon retirement or sale of an asset, the cost of the asset and the related accumulated depreciation are eliminated from the accounts and any resulting gain or loss is credited or charged to other (income) expenses, net.

Intangible assets, net

Intangible asset results from the acquisition of the licensed software and customer relationships. Identifiable intangible assets are carried at acquisition cost less accumulated amortization and impairment loss, if any. The Company accounts for such licensed software with definite lives and amortized using the straight-line method over its estimated useful life of 3 to 10 years.

Impairment of long-lived assets

The Company reviews the carrying value of long-lived assets to be held and used when events and circumstances warrants such a review. The carrying value of a long-lived asset is considered impaired when the anticipated undiscounted cash flow from such asset is separately identifiable and is less than its carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved. Losses on long-lived assets to be disposed are determined in a similar manner, except that fair market values are reduced for the cost to dispose. No impairment charge was recognized for all periods presented.

Equity method investment

The Company’s long-term investments consist of equity method investment. Investment in entities in which the Company can exercise significant influence and holds an investment in voting common stock or in-substance common stock (or both) of the investee but does not own a majority equity interest or control are accounted for using the equity method of accounting in accordance with ASC topic 323 (“ASC 323”), Investments-Equity Method and Joint Ventures. Under the equity method, the Company initially records its investment at cost. The Company subsequently adjusts the carrying amount of the investments to recognize the Company’s proportionate share of each equity investee’s net income or loss into earnings after the date of investment. The Company evaluates the equity method investment for impairment under ASC 323. An impairment loss on the equity method investment is recognized in earnings when the decline in value is determined to be other-than-temporary.

UTIME LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share data and per share data, or otherwise noted)

NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Fair value of financial instruments

Under the FASB’s authoritative guidance on fair value measurements, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining the fair value, the Company uses various methods including market, income and cost approaches. Based on these approaches, the Company often utilizes certain assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated or generally unobservable inputs. The Company uses valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. Based on observability of the inputs used in the valuation techniques, the Company is required to provide the following information according to the fair value hierarchy. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values.

Financial assets and liabilities carried at fair value are classified and disclosed in one of the following three categories:

Level 1	Valuations for assets and liabilities traded in active exchange markets. Valuations are obtained from readily available pricing sources for market transactions involving identical assets or liabilities.

Level 2	Valuations for assets and liabilities traded in less active dealer or broker markets. Valuations are obtained from third party pricing services for identical or similar assets or liabilities.

Level 3	Valuations for assets and liabilities that are derived from other valuation methodologies, including option pricing models, discounted cash flow models and similar techniques, and not based on market exchange, dealer or broker traded transactions. Level 3 valuations incorporate certain unobservable assumptions and projections in determining the fair value assigned to such assets.

All transfers between fair value hierarchy levels are recognized by the Company at the end of each reporting period. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment’s level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement in its entirety requires judgment, and considers factors specific to the investment. The inputs or methodology used for valuing financial instruments are not necessarily an indication of the risks associated with investment in those instruments.

Fair Value Measured or Disclosed on a Recurring Basis

Borrowings — Interest rates under the borrowing agreements with the lending parties were determined based on the prevailing interest rates in the market. The Company classifies the valuation techniques that use these inputs as Level 2 fair value measurement. The carrying value of the Company’s borrowings approximates fair value as the borrowing bears interest rates that are similar to existing market rates.

Other financial items for disclosure purpose — The fair value of other financial items of the Company for disclosure purpose, including cash and cash equivalents, restricted cash, accounts receivable, other receivables, other current assets, accounts payable, other payables and accrued liabilities, approximate their carrying value due to their short-term nature.

Government Grants

Government grants are recognized in the balance sheet initially when there is reasonable assurance that they will be received and that the enterprise will comply with the conditions attached to them. When the Company received the government grants but the conditions attached to the grants have not been fulfilled, such government grants are deferred and recorded as deferred revenue. As of September 30, 2024 and March 31, 2024, the deferred revenue were RMB5.2 million and RMB 6.2 million, respectively. The classification of short-term or long-term liabilities is depended on the management’s expectation of when the conditions attached to the grant can be fulfilled. Grants that compensate the Company for expenses incurred are recognized as other income in statement of income on a systematic basis in the same periods in which the expenses are incurred. Government subsidies recognized as other income in the consolidated statement of comprehensive loss for the six months ended September 30, 2023 and 2024 were RMB0.3 million and RMB1.9 million, respectively.

UTIME LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share data and per share data, or otherwise noted)

NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Leases

The Company determines if an arrangement is a lease at inception. Operating leases are included in operating lease, right-of-use (“ROU”) assets and lease liabilities in the consolidated balance sheets.

ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Operating lease, ROU assets and lease liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As most of the Company’s leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. It uses the implicit rate when readily determinable. The operating lease, ROU asset also includes any lease payments made and excludes lease incentives. The Company’s lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term. The Company have elected not to recognize ROU assets and lease liabilities for short-term leases for all classes of underlying assets. Short-term leases are leases with terms of 12 months or less and does not include a purchase option that is reasonably certain to exercise.

Commitments and Contingencies

In the normal course of business, the Company is subject to contingencies, including legal proceedings and claims arising out of the business that relate to a wide range of matters. The Company recognizes a liability for such contingency if it determines it is probable that a loss has occurred and a reasonable estimate of the loss can be made. The Company may consider many factors in making these assessments including historical and the specific facts and circumstances of each matter.

Revenue recognition

The Company derives revenue principally from the sale of mobile phones, notebook computer and accessories. Revenue from contracts with customers is recognized using the following five steps:

1.	Identify the contract(s) with a customer;

2.	Identify the performance obligations in the contract;

3.	Determine the transaction price;

4.	Allocate the transaction price to the performance obligations in the contract; and

5.	Recognize revenue when (or as) the entity satisfies a performance obligation.

A contract contains a promise (or promises) to transfer goods or services to a customer. A performance obligation is a promise (or a group of promises) that is distinct. The transaction price is the amount of consideration the Company expects to be entitled from a customer in exchange for providing the goods or services.

UTIME LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share data and per share data, or otherwise noted)

NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The unit of account for revenue recognition is a performance obligation (a good or service). A contract may contain one or more performance obligations. Performance obligations are accounted for separately if they are distinct. A good or service is distinct if the customer can benefit from the good or service either on its own or together with other resources that are readily available to the customer, and the good or service is distinct in the context of the contract. Otherwise, performance obligations are combined with other promised goods or services until the Company identifies a bundle of goods or services that is distinct. Promises in contracts which do not result in the transfer of a good or service are not performance obligations, as well as those promises that are administrative in nature, or are immaterial in the context of the contract. The Company has addressed whether various goods and services promised to the customer represent distinct performance obligations. The Company applied the guidance of ASC Topic 606-10-25-16 through 18 in order to verify which promises should be assessed for classification as distinct performance obligations.

The Company’s revenue is primary derived from (i) OEM and ODM services for well-known brands; (2) its own in-house brands, positioned in the emerging middle class consumer groups and price-sensitive consumers in emerging markets. Refer to Note 18 to the consolidated financial statements for disaggregation of the Company’s revenue by type of product and geography information for the six months ended September 30, 2023 and 2024.

1) Cooperation with OEM/ODM customers

Revenue is measured based on the consideration to which the Company expects to be entitled in a contract with a customer and excludes amounts collected on behalf of third parties. The Company generates its revenue through product sales, and shipping terms generally indicate when it has fulfilled its performance obligations and passed control of products to its customer, when the goods have been shipped to the customer’s specific location (delivery). Following delivery, the customer has full discretion over the manner of distribution and price to sell the goods, has the primary responsibility when selling the goods and bears the risks of obsolescence and loss in relation to the goods but has no right to return the products (other than for defective products). A receivable is recognized by the Company when the goods are delivered to the customer as this represents the point in time at which the right to consideration becomes unconditional, as only the passage of time is required before payment is due. Revenue from OEM/ODM customers does not meet the criteria to be recognized over time since 1) it does not have the right of payment for the performance completed to date, 2) its work neither creates or enhances an asset controlled by customers until goods are delivered to the customer, 3) customers do not receive and consume benefits simultaneously provided by its performance.

UTIME LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share data and per share data, or otherwise noted)

NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

2) Sales of products for in-house brands

The Company ceased operations in India where in-house brand products were produced, for the six months ended September 30, 2023. Due to an overall change of business environment in India since July 2021, the Company has decided to make a strategic shift and switch focus from India to Mexico.

Contract assets and liabilities

Contract assets, such as costs to obtain or fulfill contracts, are an insignificant component of the Company’s revenue recognition process. The majority of the Company’s cost of fulfillment as a manufacturer of products is classified as inventories and property and equipment, which are accounted for under the respective guidance for those asset types. Other costs of contract fulfillment are immaterial due to the nature of the Company’s products and their respective manufacturing processes.

Contract liabilities are mainly advance from customers.

Warranty

The Company offers a standard product warranty that the product will operate under normal use. For products sold to OEM/ODM customers, the warranty period generally ranges from one to two years from the time of final acceptance. In general, the Company ships free spare parts as product warranty to these customers while the products are sold. For products sold to end users through retailers in India, the warranty period includes a one year warranty to end users. The Company has the obligation, at its option, to either repair or replace the defective product. The customers cannot separately purchase the warranty and the warranty doesn’t provide the customer with additional service other than assurance that the product will function as expected. At the time revenue is recognized, an estimate of future warranty costs is recorded as a component of cost of revenues. The reserves established are regularly monitored based upon historical experience and any actual claims charged against the reserve.

Value added tax

In the PRC, value added tax (the “VAT”) of 17% (before May 1, 2018), 16% (from May 1, 2018 to April 1, 2019) and 13% (after April 1, 2019 until now) on invoice amount is collected in respect of the sales of goods on behalf of tax authorities. The Company reports revenue net of VAT. VIE and its subsidiary in China that are VAT general tax payers are allowed to offset qualified VAT paid against their output VAT liabilities.

Cost of sales

Cost of sales consists primarily of material costs, direct labor costs, other direct costs, consignment manufacturing cost and manufacturing overhead, which are directly attributable to the production of products. Write-down of inventories to lower of cost or net realizable value is also recorded in cost of sales.

UTIME LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share data and per share data, or otherwise noted)

NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Borrowing cost

Borrowing costs attributable directly to the acquisition, construction or production of qualifying assets which require a substantial period of time to be ready for their intended use or sale, are capitalized as part of the cost of those assets. Income earned on temporary investments of specific borrowings pending their expenditure on those assets is deducted from borrowing costs capitalized. All other borrowing costs are recognized in interest expenses in the consolidated statement of comprehensive loss in the period in which they are incurred.

Income taxes

Income taxes are accounted for using the asset and liability method as prescribed by ASC 740 “Income Taxes.” Under this method, deferred income tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which these temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance would be provided for those deferred tax assets for which if it is more likely than not that the related benefit will not be realized.

Uncertain tax positions

The guidance on accounting for uncertainties in income taxes prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Guidance was also provided on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. Significant judgment is required in evaluating the Company’s uncertain tax positions and determining its provision for income taxes. The Company recognizes interests and penalties, if any, under accrued expenses and other current liabilities on its balance sheet and under other expenses in its statement of comprehensive income. The Company did not recognize any interest and penalties associated with uncertain tax positions for the six months ended September 30, 2023 and 2024. As of March 31, 2024 and September 30, 2024, the Company did not have any significant unrecognized uncertain tax positions.

UTIME LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share data and per share data, or otherwise noted)

NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Foreign currency translation and transactions

The reporting currency of the Company is the RMB. The Company’s subsidiaries, consolidated VIE and VIE’s subsidiaries with operations in the PRC, Hong Kong, and other jurisdictions generally use their respective local currencies as their functional currencies, except that UTime Trading uses United States dollar (“US$”) as functional currency. The financial statements of the Company’s subsidiaries, other than the consolidated VIE and VIE’s subsidiary with the functional currency in RMB, are translated into RMB using the exchange rate as of the balance sheet date for assets and liabilities, historical exchange rate for equity amounts and the average rate during the reporting period for income and expense items. Translation gains and losses are recorded in accumulated other comprehensive income or loss as a component of shareholders’ equity.

In the financial statements of the Company’s subsidiaries and consolidated VIE and VIE’s subsidiary, transactions in currencies other than the functional currency are measured and recorded in the functional currency using the exchange rate in effect at the date of the transaction. At the balance sheet date, monetary assets and liabilities that are denominated in currencies other than the functional currency are translated into the functional currency using the exchange rate at the balance sheet date. All gains and losses arising from foreign currency transactions are recorded in other (income) expenses, net in the consolidated statements of comprehensive loss.

Convenience translation

Translations of balances in the consolidated balance sheets, consolidated statements of comprehensive loss and consolidated statements of cash flows from RMB into USD as of and for the six months ended September 30, 2024 are solely for the convenience of the reader and has been made at the exchange rate quoted by the central parity of RMB against the USD by the People’s Bank of China on September 30, 2024 of USD 1.00 = RMB7.0176. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into USD at that rate on September 30, 2024, or at any other rate.

UTIME LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share data and per share data, or otherwise noted)

NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Comprehensive loss

Comprehensive loss is comprised of the Company’s net loss and comprehensive loss. The component of comprehensive loss is consisted solely of foreign currency translation adjustments.

Loss per share

Basic net loss per share is the amount of net loss available to each share of ordinary shares outstanding during the reporting period. Diluted net loss per share is the amount of net loss available to each share of ordinary shares outstanding during the reporting period adjusted to include the effect of potentially dilutive ordinary shares, if any. Basic and diluted loss per share for each of the periods presented are calculated as follows:

	Six months ended September 30,
	2023	2024
	RMB	RMB

Numerator:
Net loss	(11,766)	(127,317)
Net loss attributable to non-controlling interest	(1,280)	-
Net loss attributable to UTime Limited, basic and diluted	(10,486)	(127,317)
Denominator:
Weighted average shares outstanding, basic and diluted	13,567,793	16,550,762
Net loss attributable to UTime Limited per ordinary share:
Continuing operations	(0.76)	(7.69)
Discontinued operation	(0.01)	-

UTIME LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share data and per share data, or otherwise noted)

NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Recently issued accounting standards

 The Company continually assesses any new accounting pronouncements to determine their applicability. When it is determined that a new accounting pronouncement affects the Company’s financial reporting, the Company undertakes a study to determine the consequences of the change to its condensed consolidated financial statements and assures that there are proper controls in place to ascertain that the Company’s condensed consolidated financial statements properly reflect the change.

In May 2019, the FASB issued ASU 2019-05, which is an update to ASU Update No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which introduced the expected credit losses methodology for the measurement of credit losses on financial assets measured at amortized cost basis, replacing the previous incurred loss methodology. The amendments in Update 2016-13 added Topic 326, Financial Instruments—Credit Losses, and made several consequential amendments to the Codification. Update 2016-13 also modified the accounting for available-for-sale debt securities, which must be individually assessed for credit losses when fair value is less than the amortized cost basis, in accordance with Subtopic 326-30, Financial Instruments— Credit Losses—Available-for-Sale Debt Securities. The amendments in this ASU address those stakeholders’ concerns by providing an option to irrevocably elect the fair value option for certain financial assets previously measured at amortized cost basis. For those entities, the targeted transition relief will increase comparability of financial statement information by providing an option to align measurement methodologies for similar financial assets. Furthermore, the targeted transition relief also may reduce the costs for some entities to comply with the amendments in Update 2016-13 while still providing financial statement users with decision-useful information. In November 2019, the FASB issued ASU No. 2019-10, which to update the effective date of ASU No. 2016-13 for private companies, not-for-profit organizations and certain smaller reporting companies applying for credit losses standard. The new effective date for these preparers is for fiscal years beginning after July 1, 2023, including interim periods within those fiscal years. The Company has not early adopted this update and it will become effective on July 1, 2023 assuming the Company will remain eligible to be smaller reporting company. The Company is currently evaluating the impact of this new standard on the Company’s consolidated financial statements and related disclosures.

In August 2020, the FASB issued ASU 2020-06, “Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity”. The amendments in this Update to address issues identified as a result of the complexity associated with applying generally accepted accounting principles for certain financial instruments with characteristics of liabilities and equity. ASU 2020-06 is effective for the Company for annual and interim reporting periods beginning July 1, 2022. The Company adopted this new standard on July 1, 2021 on its accounting for the convertible notes issued in December 2021.

In October 2020, the FASB issued ASU 2020-08, “Codification Improvements to Subtopic 310-20, Receivables—Non-refundable Fees and Other Costs”. The amendments in this Update represent changes to clarify the Codification. The amendments make the Codification easier to understand and easier to apply by eliminating inconsistencies and providing clarifications. ASU 2020-08 is effective for the Company for annual and interim reporting periods beginning July 1, 2021. All entities should apply the amendments in this Update on a prospective basis as of the beginning of the period of adoption for existing or newly purchased callable debt securities. These amendments do not change the effective dates for Update 2017-08. The adoption of this new standard did not have a material impact on the Company’s consolidated financial statements and related disclosures.

UTIME LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share data and per share data, or otherwise noted)

NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

In October 2020, the FASB issued ASU 2020-10, “Codification Improvements”. The amendments in this Update represent changes to clarify the Codification or correct unintended application of guidance that are not expected to have a significant effect on current accounting practice or create a significant administrative cost to most entities. The amendments in this Update affect a wide variety of Topics in the Codification and apply to all reporting entities within the scope of the affected accounting guidance. ASU 2020-10 is effective for annual periods beginning after July 1, 2021 for public business entities. The amendments in this Update should be applied retrospectively. The adoption of this new standard did not have a material impact on the Company’s consolidated financial statements and related disclosures.

In October 2021, the FASB issued ASU No. 2021-08, Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers (ASU 2021-08), which clarifies that an acquirer of a business should recognize and measure contract assets and contract liabilities in a business combination in accordance with Topic 606, Revenue from Contracts with Customers. The new amendments are effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. The amendments should be applied prospectively to business combinations occurring on or after the effective date of the amendments, with early adoption permitted. The Company is currently evaluating the impact of the new guidance on the consolidated financial statements.

On June 30, 2022, FASB issued ASU No. 2022-03, Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions. ASU 2022-03 clarifies that a contractual sale restriction prohibiting the sale of an equity security is a characteristic of the reporting entity holding the equity security and is not included in the equity security’s unit of account. The new standard is effective for the Company for its fiscal year beginning January 1, 2024, with early adoption permitted.

On March 28, 2023, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2023-01, Leases (Topic 842): Common Control Arrangements. The amendments in ASU 2023-01 improve current GAAP by clarifying the accounting for leasehold improvements associated with common control leases, thereby reducing diversity in practice. Additionally, the amendments provide investors and other allocators of capital with financial information that better reflects the economics of those transactions. The new standard is effective for the Company for its fiscal year beginning January 1, 2024, with early adoption permitted.

NOTE 4 — ACCOUNTS RECEIVABLE, NET

	As of March 31,	As of September 30,
	2024	2024
	RMB	RMB
Accounts receivable	30,533	35,549
Allowance for doubtful accounts	(293)	(291)
Accounts receivable, net	30,240	35,258

The Company analyzed the collectability of accounts receivable based on historical collection and the customers’ intention of payment. As a result of such analysis, the allowance for doubtful accounts was as follows:

	For the six months ended September 30,
	2023	2024
	RMB	RMB
Balance at beginning of period	136	293
Additions for the period	152	-
Written off for the period	-	-
Foreign currency translation difference	5	(2)
Balance at the end of period	293	291

UTIME LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share data and per share data, or otherwise noted)

NOTE 4 — ACCOUNTS RECEIVABLE, NET (cont.)

As of March 31, 2024 and September 30, 2024, the allowance for doubtful accounts amounted to RMB0.3 million. The Company determined that the collection of these customers’ receivable is not probable due to financial difficulties experienced by related customers.

NOTE 5 — PREPAID EXPENSES AND OTHER CURRENT ASSETS, NET

	As of March 31,	As of September 30,
	2024	2024
	RMB	RMB
Advance to suppliers	433,363	451,490
Receivables from supply chain service provider	6,114	4
Other receivables	18,532	25,900
Allowance for doubtful accounts	(355)	(355)
Prepaid expenses and other current assets, net	457,654	477,039

As of March 31, 2024, other receivables consisted of deposits for leased equipment and cash advance to employees amounted to RMB2 million and RMB3.8 million. As of September 30, 2024, other receivables consisted of deposits for leased equipment and VAT accrued for purchase of raw materials amounted to RMB1.9 million and nil.

UTIME LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share data and per share data, or otherwise noted)

NOTE 6 — INVENTORIES

	As of March 31,	As of September 30,
	2024	2024
	RMB	RMB
Raw materials	9,522	6,794
Work in progress	1,558	5,078
Finished goods	10,866	11,612
Total inventory, gross	21,946	23,484
Inventory reserve	(10,920)	(10,914)
Total inventory, net	11,026	12,570

The Company analyzed the valuation of inventory and disposed obsolete inventories. As a result of such analysis, the movement of inventory reserve was as follows:

	Six months ended September 30,	Six months ended September 30,
	2023	2024
	RMB	RMB
Balance at beginning of year	10,233	11,026
Additional charge (written off), net	688	-
Foreign currency translation difference	(1)	(112)
Balance at the end of year	10,920	10,914

NOTE 7 — PROPERTY AND EQUIPMENT, NET

	As of March 31,	As of September 30,
	2024	2024
	RMB	RMB
Office real estate	20,995	20,995
Furniture and equipment	10,768	10,771
Production and other machineries	47,845	47,846
Total	79,608	79,612
Less: accumulated depreciation	(25,420)	(28,616)
Property and equipment, net	54,188	50,996

Depreciation charged to expense amounted to RMB2.6 million and RMB2.0 million for the six months ended September 30, 2023 and 2024, respectively.

No impairment for property and equipment was recorded for the six months ended September 30, 2023 and 2024.

UTIME LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share data and per share data, or otherwise noted)

NOTE 8 — LEASE LIABILITIES

Operating leases as lessor

The Company has non-cancellable agreements to lease our equipment to tenant under operating lease for 1 to 3 years. The leases do not contain contingent payments. At September 30, 2024, the minimum future rental income to be received is as follows:

As of September 30,	RMB
2025	200
Total	200

For the six months ended September 30, 2023 and 2024, the operating lease income of RMB1.6 million and RMB1.5 million, respectively, net of the depreciation charges of corresponding equipment of RMB1.4 million and RMB1.3 million, respectively, were recorded in other expenses, net in the consolidated statements of comprehensive loss.

Operating leases as lessee

The Company leases space under non-cancelable operating leases for office and manufacturing locations and production equipment. These leases do not have significant rent escalation holidays, concessions, leasehold improvement incentives, or other build-out clauses. Further, the leases do not contain contingent rent provisions.

Most leases include option to renew in condition that it is agreed by the landlord before expiry. Therefore, the majority of renewals to extend the lease terms are not included in its right-of-use assets and lease liabilities as they are not reasonably certain of exercise. The Company regularly evaluate the renewal options and when they are reasonably certain of exercise, the Company includes the renewal period in its lease term.

As most of the Company’s leases do not provide an implicit rate, it uses its incremental borrowing rate based on the information available at the lease commencement date in determining the present value of the lease payments.

The components of the Company’s lease expense are as follows:

	Six months ended September 30,
	2023	2024
	RMB	RMB

Operating lease cost	1,593	1,723
Short-term lease cost	-	-
Lease cost	1,593	1,723

UTIME LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share data and per share data, or otherwise noted)

NOTE 8 — LEASE LIABILITIES (cont.)

Supplemental cash flow information related to its operating leases was as follows for the six months ended September 30, 2023 and 2024:

	Six months ended September 30,
	2023	2024
	RMB	RMB
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash outflow from operating leases	2,287	2,076

Maturities of its lease liabilities for all operating leases are as follows as of September 30, 2024:

Six months ended September 30,
RMB
2025	4,575
2026	4,575
2027 and after	494
Total lease payments	9,644
Less: Interest	(703)
Present value of lease liabilities	8,941
Less current portion, record in current liabilities	(4,078)
Present value of lease liabilities	4,863

The weighted average remaining lease terms and discount rates for all of its operating leases were as follows as of March 31, 2024 and September 30, 2024:

	As of March 31,	As of September 30,
	2024	2024
	RMB	RMB
Remaining lease term and discount rate:
Weighted average remaining lease term (years)	2.61	2.46
Weighted average discount rate	7.00%	7.00%

UTIME LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share data and per share data, or otherwise noted)

NOTE 8 — LEASE LIABILITIES (cont.)

Financing with Sale-Leaseback

UTime Guangxi entered into a sale-leaseback arrangement (the “Lease Financing Agreement”) with Chailease International Financial Leasing Corp. (“CIFLC”) on January 31, 2024, for a total financing proceeds in the amount of RMB6.5 million (approximately US$0.9 million). Under the sale-leaseback arrangement, UTime Guangxi sold the Leased Equipment to CIFLC for RMB6.5 million (approximately US$0.9 million). Concurrent with the sale of equipment, UTime Guangxi leases back the equipment sold to CIFLC for a lease term of five years. At the end of the lease term, UTime Guangxi may buy back the Leased Equipment for free. The Leased Equipment in amount of RMB6.2 million was recorded as right of use assets and the net present value of the minimum lease payments was recorded as lease liability and calculated with CIFLC’s implicit interest rate of 10.7% per annum and stated at RMB6.45 million at the inception of the lease on January 31, 2024.

UTime Guangxi made payments due according to the schedule. As of September 30, 2024, the balance of Leased Equipment net of amortization was RMB6.2 million. The lease liability was RMB1.6 million and its current portion in the amount of RMB3.0 million as of March 31, 2024.

Amortization of the Leased Equipment was RMB1.4 million for the six months ended September 30, 2024. Total interest expenses for the sale lease back arrangement was RMB0.3 million for the year ended September 30, 2024.

As a result of the sale and leaseback, a deferred loss in the amount of RMB0.8 million was recorded. The deferred loss is amortized over the lease term and as an addition to amortization of the Leased Equipment.

The future minimum lease payments of the capital lease as of September 30, 2024 were as follows:

September 30,	Amount
2025	3,390
2026	1,448
2027	78
2028	78
2029	26
Less: unearned discount	(422)
4,598
Less: Current portion lease liability	(3,044)
$1,554

NOTE 9 — EQUITY METHOD INVESTMENT

During the year ended March 31, 2018, the Company invested an aggregate amount of RMB1.4 million in exchange for 35% of the equity interest of Philectronics Inc. (“Philectronics”), which was recorded under the equity method. The Company recorded its pro-rata share of losses in Philectronics of as other (income) expenses, net in the consolidated statements of comprehensive loss. Philectronics has net liability position and temporarily ceased its operation without foreseeable plan for resuming its business operation. As of September 30, 2024, full provision was made for the impairment of the Company’s equity interest of Philectronics.

	Six months ended September 30,
	2023	2024
	RMB	RMB

Cost	1,425	1,425
Less: accumulated impairment	(1,425)	(1,425)
Equity method investment, net	-	-

UTIME LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share data and per share data, or otherwise noted)

NOTE 10 — BORROWINGS

		As of March 31,	As of September 30,
	Note	2024	2024
		RMB	RMB
Short-term borrowings
Secured loan	(a)	2,853	-
WeBank Co., Ltd. 1	(b)	853	-
WeBank Co., Ltd. 3	(c)	245	-
WeBank Co., Ltd. 2	(d)	428	427
China Resources Bank of Zhuhai Co., Ltd. Loan 3	(e)	22,000	22,000
ICBC Loan 3	(f)	8,000	6,000
Bank of Beijing Loan 1	(g)	5,000	5,000
Bank of Beijing Loan 2	(h)	5,000	5,000
China Resources SZITIC Trust Company Limited Loan 2	(i)	5,000	5,000
Guangxi Beibu Gulf Bank Loan 1	(j)	5,000	5,000
China Resources Bank of Zhuhai Co., Ltd. Loan 4	(k)	1,570	1,570
Guangxi Beibu Gulf Bank Loan 2	(l)	1,000	1,000
SH PuDong Development Bank	(m)		8,000
		56,949	58,997

(a)	In November 2020, UTime SZ and TCL Commercial Factoring (Shenzhen) Company Limited (“TCL Factoring”) executed a factoring agreement, pursuant to which UTime SZ received a revolving credit facility and may submit unlimited number of loan applications, so long as, among other conditions, the balance of the loan does not exceed the credit line. The annual effective interest rate range is from 8.0% to 9.0%. TCL Factoring has the right of recourse to UTime SZ, and as a result, these transactions were recognized as secured borrowings. UTime SZ agreed to pledge to TCL Factoring its accounts receivable from TCL Mobile Communication Company Limited (“TCL Huizhou”). This credit facility was also guaranteed respectively by Mr. Bao and UTime GZ, each for an amount up to RMB20 million. UTime SZ agreed not to withdraw, utilize or dispose the accounts receivables paid to it by TCL Huizhou without the prior consent of TCL Factoring. As of March 31, 2024 and September 30, 2024, UTime SZ obtained loans under the factoring agreement at the total amount of RMB7.9 million and nil, respectively.

UTIME LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share data and per share data, or otherwise noted)

NOTE 10 — BORROWINGS (cont.)

(b)	On May 19, 2022, UTime SZ entered into a credit line agreement with WeBank Co., Ltd. (“WeBank”) according to which WeBank agreed to provide UTime SZ with a credit facility of up to RMB1.99 million with a two-year term from May 19, 2022 to May 19, 2024, with an annual effective interest rate of 10.08%. The loan is guaranteed by Mr. Bao. As of March 31, 2024 and September 30, 2024, UTime SZ loans under the credit agreement was RMB0.8 million and nil, respectively.

(c)	On May 19, 2022, UTime SZ entered into a credit line agreement with WeBank according to which WeBank agreed to provide UTime SZ with a credit facility of up to RMB1 million with a two-year term from May 19, 2022to May 19, 2024, with an annual effective interest rate of 10.08%. The loan is guaranteed by Mr. Bao. As of March 31, 2024 and September 30, 2024, UTime SZ loans under the credit agreement was RMB0.2 million and nil, respectively.

(d)	On May 18, 2022, UTime GZ entered into a credit line agreement with WeBank according to which WeBank agreed to provide UTime GZ with a credit facility of up to RMB3 million with a two-year term from May 18, 2022 to May 18, 2024, with an annual effective interest rate of 11.34%. The loan is guaranteed by Mr. Bao. As of March 31, 2024 and September 30, 2024, UTime GZ loans under the credit agreement was RMB0.4 million and RMB0.4 million, respectively.

(e)	On November 10, 2023, UTime SZ entered into a working capital loan agreement with China Resources Bank of Zhuhai Co., Ltd., to borrow RMB22 million as working capital at an annual effective interest rate of 3.55%. The loan will be due in November 2024.

(f)	On December 11, 2023, UTime SZ entered into a loan agreement with ICBC, to borrow RMB8 million as working capital at an annual effective interest rate of 3.85%. The loan will be due in December 2024.

(g)	On On January 2, 2024, UTime SZ entered into a credit agreement with Bank of Beijing, according to which Bank of Beijing agreed to provide UTime SZ with a credit facility of up to RMB10 million with a three-year term from January 2, 2024 to January 2, 2027. On January 2, 2024, UTime SZ entered into a loan agreement with Bank of Beijing, to borrow RMB 5 million as working capital at an annual effective interest rate of 4.5%. The loan is guaranteed by Mr. Bao and his spouse and will be due in January 2025.

(h)	On February 27, 2024, UTime SZ entered into a loan agreement with Bank of Beijing, to borrow RMB5 million as working capital at an annual effective interest rate of 4.5%. The loan is guaranteed by Mr. Bao and his spouse and will be due in February 2025.

(i)	On March 14, 2024, UTime SZ entered into a working capital loan agreement with China CITIC Bank, to borrow RMB5 million as working capital at an annual effective interest rate of 4.35%. The loan is guaranteed by Mr. Bao and will be due in March 2025.

(j)	On January 25, 2024, UTime Guangxi entered into a working capital loan agreement with Guangxi Beibu Gulf Bank, to borrow RMB5 million as working capital at an annual effective interest rate of 3.35%. The loan is guaranteed by Mr. Bao and his spouse, Mr. He Bo, the legal representative of UTime Guangxi, UTime SZ and Nanning Nanfang Financing Guarantee Co., Ltd, a third party. The loan will be due in January 2025.

UTIME LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share data and per share data, or otherwise noted)

NOTE 10 — BORROWINGS (cont.)

(k)	On November 16, 2023, UTime SZ entered into a working capital loan agreement with China Resources Bank of Zhuhai Co., Ltd., to borrow RMB1.57 million as working capital at an annual effective interest rate of 7.0%. The loan will be due in October 2024.

(l)	On January 26, 2024, UTime Guangxi entered into a working capital loan agreement with Guangxi Beibu Gulf Bank, to borrow RMB1 million as working capital at an annual effective interest rate of 3.35%. The loan is guaranteed by Mr. Bao and his spouse, Mr. He Bo, the legal representative of UTime Guangxi, UTime SZ and Nanning Nanfang Financing Guarantee Co., Ltd, a third party. The loan will be due in January 2025.

(m)	On May 27, 2024, UTime SZ entered into a working capital loan agreement with Shanghai Pudong Development Bank to borrow RMB8 million as working capital at an annual effective interest rate of 4.32%. The loan will be due in May 2025.

NOTE 11 — OTHER PAYABLES AND ACCRUED LIABILITIES

	As of March 31,	As of September 30,
	2024	2024
	RMB	RMB
Advance from customers	7,166	13,068
Accrued payroll	10,828	11,389
VAT payable	4,759	3,110
Other payables	41,198	48,043
Total	63,951	75,610

As of March 31, 2024, other payables mainly included RMB6.8 million advance from supply chain service provider, RMB2.2 million advance refundable to a customer and RMB22.3 million advances from a third party to the Company, for developing and promoting healthcare wearable devices in the US market. As of September 30, 2024, other payables mainly included RMB32.6 million advances from a third party to the Company, for developing and promoting healthcare wearable devices in the US market.

UTIME LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share data and per share data, or otherwise noted)

NOTE 12 — OTHER EXPENSES/(INCOME), NET

	Six months ended September 30,
	2023	2024
	RMB	RMB
Exchange gains	(4,924)	(190)
Government grants	31	(1,946)
Others	(565)	(159)
Total	(5,458)	(2,295)

NOTE 13 — RELATED PARTIES BALANCES AND TRANSACTIONS

Related parties with whom the Company had transactions are:

Related Parties	Relationship
Mr. Bao	Controlling shareholder of the Company

Mr. He	Beneficial shareholder of the Company

Mr. Yu	Chief Financial Officer of the Company

Philectronics	An equity method investee of the Company

Grandsky Phoenix Limited	100% owned by Mr. Bao

(1)	Due from related parties

	As of March 31,	As of September 30,
	2024	2024
	RMB	RMB

Philectronics	553	547

	553	547

UTIME LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share data and per share data, or otherwise noted)

NOTE 13 — RELATED PARTIES BALANCES AND TRANSACTIONS (cont.)

(2)	Due to related parties

	As of March 31,	As of September 30,
	2024	2024
	RMB	RMB

Mr. Bao	11,839	11,836
Grandsky Phoenix Limited	23,405	23,346
	35,244	35,182

(1)	On April 1, 2024, The Company entered into a loan agreement with Grandsky Phoenix Limited to borrow USD 3.5 million, with a term of one year. The loan is interest free and will be due by March 31, 2024.

NOTE 14 — SHAREHOLDERS’ EQUITY

As of March 31, 2021, the Company had 140,000,000 authorized ordinary shares, and 4,517,793 ordinary shares were issued and outstanding, respectively.

On April 8, 2021, the Company completed its IPO on Nasdaq Capital Market. In the offering, 3,750,000 of the Company’s ordinary shares were issued and sold to the public at a price of US$4 per share for gross proceeds of US$15 million. The Company recorded net proceeds (after deducting underwriting discounts and commissions and other offering fees and expenses) of approximately $13.9 million (approximately RMB88.2 million) from the offering.  As of September 30, 2023, the Company had 140,000,000 authorized ordinary shares, and 8,267,793 ordinary shares were issued and outstanding, respectively.

On June 29, 2022, the board of directors of the Company approved the 2022 Performance Incentive Plan (the “2022 PIP”). Under the 2022 PIP, the Company has reserved a total of 5,300,000 shares of common stock for issuance as or under awards to be made to the participants of the Company. On November 7, 2022, 5,300,000 shares of common stock were issued and granted under the 2022 PIP. Total fair value of the shares of common stock granted was calculated at $9,301,500 as of the date of issuance at $1.755 per share.

After the close of the stock market on September 11, 2024, the Company effected a l-for-25 reverse stock split of its common stock in order to satisfy continued listing requirements of its common stock on the NASDAQ Capital Market. The reverse stock split was approved by the board of directors and stockholders and was intended to allow the Company to meet the minimum share price requirement of $1.00 per share for continued listing on the NASDAQ Capital Market. As a result, all common stock share amounts included in this filing have been retroactively reduced by a factor of twenty five, and all common stock per share amounts have been increased by a factor of twenty five. Amounts affected include common stock outstanding, including those that have resulted from the stock options, and warrants exercisable for common stock.

With the shareholders’ approval, the Company increases its authorized shares. The Company’s authorized share capital increased from US$100,000 to US$1,000,000 and the creation of an additional 9,000,000,000 ordinary Shares of a par value of US$0.0001 each, such that the authorized share capital shall be US$1,000,000 divided into 10,000,000,000 shares of a par value of US$0.0001 each, comprising of (i) 9,990,000,000 Ordinary Shares of a par value of US$0.0001 each and (ii) 10,000,000 Preference Shares of a par value of US$0.0001 each.

On September 12, 2024, the Company entered into certain securities purchase agreement with certain non-affiliated institutional investor, pursuant to which the Company agreed to sell 7,692,308 of its ordinary shares in a registered direct offering for gross proceeds of approximately $5 million at a per share purchase price of $0.65.

UTIME LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share data and per share data, or otherwise noted)

NOTE 15 — COMMITMENTS AND CONTINGENCIES

(a) Capital commitment

As of September 30, 2024, the Company had no capital commitments.

(b) Legal proceedings

From time to time, the Company is involved in claims and legal proceedings that arise in the ordinary course of business. Based on currently available information, management does not believe that the ultimate outcome of these unresolved matters, individually and in the aggregate, is likely to have a material adverse effect on the Company’s financial position, results of operations or cash flows. The Company has not recorded any material liabilities in this regard as of March 31, 2024 and September 30, 2024.

However, litigation is subject to inherent uncertainties and the Company’s view of these matters may change in the future. If an unfavorable outcome were to occur, there exists the possibility of a material adverse impact on the Company’s financial position and results of operations for the periods in which the unfavorable outcome occurs.

NOTE 16 — REVENUE AND GEOGRAPHY INFORMATION

	Six months ended September 30,
	2023	2024
	RMB	RMB
Feature phone	48,413	39,997
Smart phone	22,295	55,314
Others	13,218	43,094
Total	83,926	138,405

The Company’s sales breakdown based on location of customers is as follows:

	Six months ended September 30,
	2023	2024
	RMB	RMB
Mainland China	58,495	104,550
Hong Kong	-	33,855
Africa	6,662	-
The United States	7,831	-
Mexico	7,375	-
Others	3,563	-
Total	83,926	138,405

The location of the Company’s long-lived assets is as follows:

	As of March 31,	As of September 30,
	2024	2024
	RMB	RMB
PRC	70,429	65,268
Mexico	3	3
Total	70,432	65,271

Pursuant to ASC 280-10-50-41, the other non-current assets of RMB nil and RMB0.2 million, and the intangible assets, net of RMB1.8 million and RMB1.1 million were excluded from long-lived assets as of March 31, 2024 and September 30, 2024 respectively.

UTIME LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share data and per share data, or otherwise noted)

NOTE 17 — CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

The Company performed a test on the restricted net assets of consolidated subsidiary in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), “General Notes to Financial Statements” and concluded that it was applicable for the Company to disclose the financial statements for the parent company. The amounts restricted include paid-in capital, capital surplus and statutory reserves, after intercompany eliminations, as determined pursuant to PRC generally accepted accounting principles, totaling RMB72.1 million as of March 31, 2024 and September 30, 2024.

The subsidiaries did not pay any dividend to the parent for the periods presented. For the purpose of presenting parent only financial information, the Company records investment in its subsidiary under the equity method of accounting. Such investment is presented on the separate condensed balance sheets of the Company as “Investment in subsidiary” and the income of the subsidiary is presented as “Income from equity method investments.” Certain information and footnote disclosures generally included in financial statements prepared in accordance with U.S. GAAP have been condensed and omitted.

BALANCE SHEETS

	As of March 31,	As of September 30,
	2024	2024
	RMB	RMB
ASSETS
Current assets
Cash and Cash equivalents	1	4
Prepaid expenses and other current assets	25,924	25,641
Inter-company receivable	444,934	440,080
Non-current assets
Investment in subsidiary	(43,653)	(21,292)
Total assets	427,206	444,433

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Inter-company payable	2,886	407
Due to related parties	23,728	23,470
Other payables and accrued liabilities	32,794	35,780
Total liabilities	59,408	59,657

Shareholders’ equity
Preference share, par value US$0.0001; Authorized:10,000,000 shares; none issued and outstanding As of March 31, 2024 and As of September 30, 2024, respectively	-	-
Ordinary shares, par value US$0.0001; Authorized: 990,000,000 shares; Issued and outstanding: 392,113,953 shares as of March 31,2024 and 13,567,793 shares as of September 30, 2024	278	18
Additional paid-in capital	573,615	716,939
Accumulated deficit	(208,828)	(336,145)
Accumulated other comprehensive income	2,733	3,964
Total shareholder’s equity	367,798	384,776
Total liabilities and shareholders’ equity	427,206	444,433

UTIME LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share data and per share data, or otherwise noted)

NOTE 17 — CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (cont.)

STATEMENTS OF COMPREHENSIVE LOSS

	Six months ended September 30,
	2023	2024
	RMB	RMB

Loss from equity method investments	(8,583)	(15,582)
Operating expenses	(1,903)	(111,735)
Net loss	(10,486)	(127,317)
Foreign currency translation difference	342	1,231
Comprehensive loss	(10,144)	(126,086)

STATEMENTS OF CASH FLOWS

	Six months ended September 30,
	2023	2024
	RMB	RMB

CASH FLOW FROM OPERATING ACTIVTIES
Net loss	(10,486)	(127,317)
Adjustments to reconcile net income to net cash provided by operating activities:
Equity loss of subsidiaries	8,583	15,582
Share-based compensation and expenses	-	107,975
Prepaid expenses and other current assets	-	283
Inter-company payable (net of inter-company receivable)	(42,455)	(33,090)
Related parties	5,528	(258)
Other payables and accrued liabilities	19,087	2,986
Net cash used in operating activities	(19,743)	(33,839)
Loan received/(paid) from a shareholder	21,528	(2,479)
Proceeds from issuance of ordinary shares	-	35,088
Effect of exchange rate changes on cash and cash equivalent and restricted cash	22	1,233
Net change in cash and cash equivalent	1,807	3
Cash and cash equivalents, beginning of year	2	1
Cash and cash equivalents, end of year	1,809	4

The Company did not have significant capital and other commitments, long-term obligations, or guarantees as of March 31, 2024 and September 30, 2024, respectively.

UTIME LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share data and per share data, or otherwise noted)

NOTE 18 — SUBSEQUENT EVENTS

Resignation of Officer

On October 24, 2024, Mr. Shibin Yu resigned from his position as the CFO of the Company. Mr. Yu’s resignation was for personal reasons and was not the result of any disagreement with the Company on any matter relating to the Company’s operations, policies or practices

Appointment of the Interim CFO

On October 25, 2024, the board of directors of the Company appointed Ms. Hengcong Qiu, the current CEO of the Company, to be the interim CFO, until a permanent candidate for the CFO position is confirmed.

November 2024 Private Placement

On November 7, 2024, the Company entered into certain securities purchase agreement with certain “non-U.S. Persons” as defined in Regulation S of the Securities Act of 1933, as amended, pursuant to which the Company agreed to sell up to an aggregate of 180,000,000 units, each Unit consisting of one ordinary share of the Company, par value $0.0001 per share and three warrants, each to purchase one Share with an initial exercise price of $0.388 per Share, at a price of $0.155 per Unit, for an aggregate purchase price of approximately $27.9 million. The Company plans to use net proceeds from such offering to develop its new pharmaceutical division, including the development of a monkeypox vaccine, and to cover laboratory acquisitions, recruitment of talent, and purchase of related equipment, in addition to working capital or other general corporate purposes.

The warrants are exercisable immediately upon the date of issuance at an initial exercise price of $0.388 per share for cash. The warrants may also be exercised cashlessly if at any time after the six-month anniversary of the issuance date, there is no effective registration statement registering, or no current prospectus available for, the resale of the warrant Shares. The warrants shall expire five years from its date of issuance. The warrants are subject to customary anti-dilution provisions reflecting stock dividends and splits or other similar transactions. The closing of the Offering will be subject to the approval of shareholders of the Company and upon the satisfaction or waiver of all of the closing conditions set forth in the SPA.

January 2025 Private Placement

On January 6, 2025, the Company entered into certain securities purchase agreement with certain “non-U.S. Persons” as defined in Regulation S of the Securities Act of 1933, as amended, pursuant to which the Company agreed to sell up to an aggregate of 10,200,000 units, each Unit consisting of one ordinary share of the Company, par value $0.0001 per share and a warrant to purchase three Shares with an initial exercise price of $0.344 per Share, at a price of $0.15 per Unit for an aggregate purchase price of approximately $1.53 million. The net proceeds from such offering will be used for working capital or other general corporate purposes.

The Warrants are exercisable immediately upon the date of issuance at an initial exercise price of $0.344 per Share for cash. The Warrants may also be exercised cashlessly if at any time after the six-month anniversary of the issuance date, there is no effective registration statement registering, or no current prospectus available for, the resale of the Warrant Shares. The Warrants shall expire five years from its date of issuance. The Warrants are subject to customary anti-dilution provisions reflecting stock dividends and splits or other similar transactions. The closing of the Offering will be subject to the satisfaction or waiver of all of the closing conditions set forth in the SPA.